

May 13, 2024

David Forrest
General Counsel
Canada Goose Holdings Inc.
250 Bowie Ave
Toronto, Ontario, Canada M6E 4Y2

> **Re: Canada Goose Holdings Inc.**
> **Form 20-F for the Fiscal Year Ended April 2, 2023**
> **Response Letter Dated May 3, 2024**
> **File No. 001-38027**

Dear David Forrest:

We have reviewed your May 3, 2024 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 25, 2024 letter.

Response Letter Dated May 3, 2024

Form 20-F for the Fiscal Year Ended April 2, 2023, page 63

1. We note your response to comment 3 that you will revise future filings to change the name of the non-IFRS financial measure to Free Cash Flow. Your calculation of free cash flow differs from the typical calculation of cash flows from operating activities less capital expenditures considering it also adjusts for other costs. In order to avoid potential confusion, please revise the title to adjusted free cash flow or a similar description. Refer to Question 102.07 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. In addition, we note your proposed revised disclosure describes that certain investors and analysts use this information as an indicator of cash flow and to assess the Company's financial leverage and cash available for repayment of borrowings and other financing activities. Please revise the disclosure to more appropriately characterize the usefulness of measure to the investors, as the measure does not appear to

reflect all of the Company's cash flows including amounts classified as financing cash flows.

Please contact Stephany Yang at 202-551-3167 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Manufacturing